The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov<http://www.sec.gov/>. Alternatively, RBS Greenwich Capital will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071 or emailing offeringmaterials@rbsgc.com.

This free writing prospectus is being delivered to you solely to provide you with information about the offering and to solicit an offer to purchase the offered securities. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the securities until we have accepted your offer to purchase such securities. Any such commitment shall be subject to the conditions specified below.

This free writing prospectus is not required to contain all of the information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase the offered securities, supersedes any prior version of this free writing prospectus and any information contained in any prior similar free writing prospectus relating to these securities. If a preliminary prospectus is conveyed to you prior to your commitment to purchase, that document supersedes all other information provided to you concerning the offered securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The securities referred to in this free writing prospectus are being offered when, as and if issued. The issuer is not obligated to issue any such securities or any similar securities, and all or a portion of the securities may not be issued that have the characteristics described herein. The underwriters' obligation to deliver such securities is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of the securities having the characteristics described herein. If, for any reason, the issuer does not deliver such securities, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

For asset-backed and mortgage-backed securities: Certain of the information contained herein may be based on numerous assumptions (including preliminary assumptions about the pool assets and structure), which may not be specifically identified as assumptions in the information. Any such information or assumptions are subject to change. The information in this free writing prospectus may reflect assumptions specifically requested by you. If so, prior to the time of your commitment to purchase, you should request updated information based on any assumptions specifically required by you.

Any legends, disclaimers or other notices that may appear below or on any electronic communication to which this free writing prospectus is attached which state that (1) these materials do not constitute an offer (or a solicitation of an offer), (2) no representation is made as to the accuracy or completeness of these materials and that these materials may not be updated or (3) these materials may be confidential are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

Final Terms of the Offered Certificates

The certificates consist of the classes of certificates listed in the tables below, together with the Class C, Class P and Class R Certificates. Only the classes of certificates listed in the tables below are offered by the prospectus supplement.

							Initial Certificate Ratings(7)
Class	Class Principal Balance(1)	Interest Rate Formula (until Initial Optional Termination Date)(2)(3)	Interest Rate Formula (after Initial Optional Termination Date)(3)(4)	Final Scheduled Distribution Date(5)	Expected Final Distribution Date(6)	CUSIP Number	Moody’s	S&P
Class A-1A	$350,409,000	LIBOR + 0.170%	LIBOR + 0.340%	December 2036	March 2015	41162G AA 0	Aaa	AAA
Class A-1B	$38,934,000	LIBOR + 0.240%	LIBOR + 0.480%	December 2036	March 2015	41162G AB 8	Aaa	AAA
Class B-1	$7,279,000	LIBOR + 0.300%	LIBOR + 0.450%	December 2036	March 2015	41162G AC 6	Aa1	AA+
Class B-2	$3,536,000	LIBOR + 0.320%	LIBOR + 0.480%	December 2036	March 2015	41162G AD 4	Aa2	AA+
Class B-3	$2,288,000	LIBOR + 0.350%	LIBOR + 0.525%	December 2036	March 2015	41162G AE 2	Aa3	AA
Class B-4	$2,080,000	LIBOR + 0.390%	LIBOR + 0.585%	December 2036	March 2015	41162G AF 9	A1	AA
Class B-5	$3,328,000	LIBOR + 0.450%	LIBOR + 0.675%	December 2036	March 2015	41162G AG 7	A3	AA-
Class B-6	$2,912,000	LIBOR + 1.000%	LIBOR + 1.500%	December 2036	September 2014	41162G AH 5	Baa2	A-
Class B-7	$3,328,000	LIBOR + 1.750%	LIBOR + 2.625%	December 2036	March 2013	41162G AJ 1	N/R	BBB-

(1)	These balances are approximate, as described in the prospectus supplement.

(2)
Reflects the interest rate formula up to and including the earliest possible distribution date on which the servicer has the option to purchase the mortgage loans as described in the prospectus supplement under “The Pooling and Servicing Agreement—Optional Termination of the Trust Fund.”

(3)
Subject to a maximum rate equal to the lesser of (1) the product of (a) the excess of (i) the weighted average of the net loan rates (as defined in the prospectus supplement) of the mortgage loans as of the first day of the related due period (as defined in the prospectus supplement) over (ii) the quotient of (A) the product of (I) any net swap payment or swap termination payment owed to the swap provider on or immediately before that distribution date, multiplied by (II) 12, divided by (B) the aggregate of the stated principal balances of the mortgage loans as of the first day of the related due period, multiplied by (b) the quotient of 30 divided by the actual number of days in the accrual period, and (2) the net maximum rate cap (as defined in the prospectus supplement).

(4)
Reflects the interest rate formula after the option to purchase the mortgage loans is not exercised by the servicer at the earliest possible distribution date as described in the prospectus supplement under “The Pooling and Servicing Agreement—Optional Termination of the Trust Fund.”

(5)
The final scheduled distribution date for the offered certificates is based upon the first distribution date following the month of the last scheduled payment of the latest maturing 30-year mortgage loan.

(6)
The expected final distribution date, based upon (a) 100% of the prepayment assumption and the structuring assumptions used in the prospectus supplement, each as described under “Yield, Prepayment and Maturity Considerations—Structuring Assumptions” and (b) the assumption that the option to purchase the mortgage loans is exercised by the servicer on the earliest possible distribution date as described in the prospectus supplement under “The Pooling and Servicing Agreement—Optional Termination of the Trust Fund.” The actual final distribution date for each class of offered certificates may be earlier or later, and could be substantially later, than the applicable expected final distribution date listed above.

(7)	The designation “N/R” means that the specified rating agency will not rate this class of certificates.